EXHIBIT 99.1

China Lodging Group, Limited Reports Third Quarter of 2014 Results

  As of September 30, 2014, the Company had a total of 1,849 hotels or 197,674 hotel rooms in operation and 517 leased and manachised hotels in the pipeline.
  Net revenues increased 21.0% year-over-year to RMB1,387.5 million (US$226.1 million) for the third quarter, in line with the guidance previously announced.
  EBITDA (non-GAAP) increased 20.6% year-over-year to RMB349.5 million (US$56.9 million)1for the third quarter.
  Net income attributable to China Lodging Group, Limited was RMB149.6 million (US$24.4 million) for the third quarter, increasing 19.8% year-over-year. Excluding share-based compensation expenses, adjusted net income attributable to the Company (non-GAAP) was RMB165.5 million (US$27.0 million) for the third quarter of 2014, increasing 23.6% year-over-year.
  Basic earnings per ADS2 were RMB2.40 (US$0.39) for the third quarter of 2014 and diluted earnings per ADS were RMB2.36 (US$0.38). Excluding share-based compensation expenses, adjusted basic earnings per ADS were RMB2.65 (US$0.43) and adjusted diluted earnings per ADS (non-GAAP) were RMB2.61 (US$0.43) for the third quarter of 2014.
  The Company provided guidance for Q4 2014 net revenues growth of 15.5% to 17.5%.

SHANGHAI, China, Nov. 12, 2014 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Operational Highlights of Third Quarter 2014

  During the third quarter of 2014, the Company opened 14 net leased ("leased-and-operated") hotels and 168 manachised ("franchised-and-managed") hotels. As of September 30, 2014, the Company had 604 leased hotels, 1,237 manachised hotels, and 8 franchised Starway hotels in operation in 282 cities. The leased and manachised hotel rooms in operation increased by 14% and 58%, respectively, from a year ago.

  As of September 30, 2014, the Company had 32 leased hotels and 485 manachised hotels contracted or under construction.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding franchised Starway hotels),was RMB187 in the third quarter of 2014, compared with RMB186 in the third quarter of 2013 and RMB180 in the previous quarter. The year-over-year increase of 1% was mainly attributable to a 2% increase in same-hotel ADR, partially offset by the city mix shifting toward lower-tier cities. The sequential increase mainly resulted from seasonality.

  The occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 92.5% in the third quarter of 2014, compared with 94.1% in the third quarter of 2013 and 91.2% in the previous quarter. The year-over-year decrease was mainly due to soft macro economy and an increasing portion of portfolio in lower-tier cities. The sequential increase resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding franchised Starway hotels), was RMB173 in the third quarter of 2014, compared with RMB175 in the third quarter of 2013 and RMB164 in the previous quarter. The year-over-year decrease was a result of lower occupancy rate. The sequential increase resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months (excluding franchised Starway hotels), the same-hotel RevPAR was RMB183 for the third quarter of 2014, compared with RMB183 for the third quarter of 2013, with 2% increase in ADR and 2-percent-point decrease in occupancy rate. The midscale hotels registered a 9% same-hotel RevPAR improvement, thanks to the consumption upgrade trend.

  As of September 30, 2014, the Company's loyalty program had about 25 million members, who contributed close to 90% of room nights sold during the third quarter of 2014. In the third quarter of 2014, more than 90% of room nights were sold through the Company's own channels.
Third Quarter of 2014 Financial Results
(RMB in thousands)	Q3 2013	Q2 2014	Q3 2014
Revenues:
Leased hotels	1,066,240	1,145,597	1,256,926
Manachised and franchised hotels	149,862	177,409	214,577
Total revenues	1,216,102	1,323,006	1,471,503
Less: business tax and related surcharges	(69,436)	(76,035)	(84,002)
Net revenues	1,146,666	1,246,971	1,387,501

Total revenues for the third quarter of 2014 were RMB1,471.5 million (US$239.7 million), representing a 21.0% year-over-year increase and an 11.2% sequential increase. The year-over-year increase was primarily due to our hotel network growth. The sequential increase was due to seasonality and the expansion of our hotel network.

Total revenues from leased hotels for the third quarter of 2014 were RMB1,256.9 million (US$204.8 million), representing a 17.9% year-over-year increase and a 9.7% sequential increase.

Total revenues from manachised and franchised hotels for the third quarter of 2014 were RMB214.6 million (US$35.0 million), representing a 43.2% year-over-year increase and a 21.0% sequential increase.

Net revenues for the third quarter of 2014 were RMB1,387.5 million (US$226.1 million), representing a 21.0% year-over-year increase and an 11.3% sequential increase.

(RMB in thousands)	Q3 2013	Q2 2014	Q3 2014
Operating costs and expenses:
Hotel operating costs	823,214	928,860	983,259
Selling and marketing expenses	37,280	37,252	53,610
General and administrative expenses	68,762	78,280	99,520
Pre-opening expenses	52,438	50,072	44,983
Total operating costs and expenses	981,694	1,094,464	1,181,372

Hotel operating costs for the third quarter of 2014 were RMB983.3 million (US$160.2 million), compared to RMB823.2 million (US$134.5 million) in the third quarter of 2013 and RMB928.9 million (US$149.7 million) in the previous quarter, representing a 19.4% year-over-year increase and a 5.9% sequential increase. The Company's hotel network expansion, especially the increased number of midscale leased hotels which incur a significant amount of rental and depreciation costs, was the main driver for the increase in hotel operating costs. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the third quarter of 2014 were RMB981.1 million (US$159.8 million), representing 70.7% of net revenues, compared to 71.7% for the third quarter in 2013 and 74.4% for the previous quarter. The year-over-year decrease in the percentage was mainly attributed to a higher portion of higher-margin manachised revenue. The sequential decrease in the percentage was mainly due to seasonality.

Selling and marketing expenses for the third quarter of 2014 were RMB53.6 million (US$8.7 million), compared to RMB37.3 million (US$6.1 million) in the third quarter of 2013 and RMB37.3 million (US$6.0 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2014 were RMB53.3 million (US$8.7 million), or 3.9% of net revenues, compared to 3.2% for the third quarter of 2013 and 3.0% for the previous quarter. The year-over-year and sequential increase was mainly due to increased online marketing activities.

General and administrative expenses for the third quarter of 2014 were RMB99.5 million (US$16.2 million), compared to RMB68.8 million (US$11.2 million) in the third quarter of 2013 and RMB78.3 million (US$12.6 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2014 were RMB86.1 million (US$14.0 million), representing 6.2% of net revenues, compared with 5.4% of net revenues in the third quarter of 2013 and 5.9% in the previous quarter. The year-over-year increase in the percentage was mainly attributable to the increased IT spending, including R&D expense to enhance guest experience and digital channels, and spending to enable us to provide comprehensive IT services to our hotels.

Pre-opening expenses for the third quarter of 2014 were RMB45.0 million (US$7.3 million), representing a 14.2% year-over-year decrease and a 10.2% sequential decrease. The decrease was mainly due to fewer leased hotels in the pipeline.

Income from operations for the third quarter of 2014 was RMB202.1 million (US$32.9 million), compared to RMB171.1 million (US$28.0 million) in the third quarter of 2013 and RMB158.3 million (US$25.5 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the third quarter of 2014 was RMB218.0 million (US$35.5 million), compared to adjusted income from operation (non-GAAP) of RMB180.0 million (US$29.4 million) for the third quarter of 2013 and RMB165.2 million (US$26.6 million) for the previous quarter. The adjusted operating margin for the third quarter of 2014 was 15.8%, compared with 15.7% in the third quarter of 2013 and 13.2% in the previous quarter.

Net income attributable to China Lodging Group, Limited for the third quarter of 2014 was RMB149.6 million (US$24.4 million), compared to RMB124.9 million (US$20.4 million) in the third quarter of 2013 and RMB124.2 million (US$20.0 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the third quarter of 2014 was RMB165.5 million (US$27.0 million), representing a 23.6% year-over-year increase and a 26.2% sequential increase.

Basic and diluted earnings per share/ADS. For the third quarter of 2014, basic earnings per share were RMB0.60 (US$0.10) and diluted earnings per share were RMB0.59 (US$0.10); basic earnings per ADS were RMB2.40 (US$0.39) and diluted earnings per ADS were RMB2.36 (US$0.38). For the third quarter of 2014, excluding share-based compensation expenses, adjusted basic earnings per share were RMB0.66 (US$0.11) and adjusted diluted earnings per share (non-GAAP) were RMB0.65 (US$0.11); adjusted basic earnings per ADS (non-GAAP) were RMB2.65 (US$0.43) and adjusted diluted earnings per ADS (non-GAAP) were RMB2.61 (US$0.43).

EBITDA (non-GAAP) for the third quarter of 2014 was RMB349.5 million (US$56.9 million), compared with RMB289.8 million (US$47.4 million) in the third quarter of 2013 and RMB304.3 million (US$49.1 million) in the previous quarter. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the third quarter of 2014 was RMB410.4 million (US$66.9 million), compared with RMB351.2 million (US$57.4 million) for the third quarter of 2013 and RMB361.3 million (US$58.2 million) for the previous quarter. The year-over-year increase was mainly due to the expansion of our hotel network. The sequential increase was mainly due to seasonality.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB404.2 million (US$65.9million) for the third quarter of 2014, compared with RMB323.5 million (US$52.9 million) in the third quarter of 2013 and RMB318.1 million (US$51.3 million) in the previous quarter. The hotel income from the leased hotels was RMB245.4 million (US$40.0 million) during the third quarter of 2014. The hotel income from the manachised and franchised hotels was RMB158.8 million (US$25.9 million) during the third quarter of 2014, or accounting for approximately 40% of total hotel income.

Cash flow. Operating cash flow for the third quarter of 2014 was RMB439.0 million (US$71.5 million). Investing cash flow for the third quarter was RMB280.1 million (US$45.6 million).

Cash and cash equivalents and Restricted cash. As of September 30, 2014, the Company had a total balance of cash and cash equivalents, restricted cash of RMB849.5 million (US$138.4 million).

Loans and other debt financing

As of September 30, 2014, the Company had a short-term loan balance of RMB300.0 million. As of September 30, 2014, the total credit facility available to the Company was RMB889.6 million.

Business Outlook and Guidance

"Thanks to the growing popularity of our brand portfolio, we are pleased to see our hotel network and member base expansion accelerated against a slow macro-economic backdrop. To bolster our leadership in this competitive market, we will dedicate additional resources to technology, through open innovation platforms that strengthen our expertise. We believe this will lay a sound foundation for the Company to capture the huge growth opportunity in the coming years," commented Mr. Qi Ji, founder, executive Chairman and CEO of the Company.

The Company expects net revenues for the fourth quarter of 2014 to grow 15.5% to 17.5% growth year-over-year. Therefore, the Company expects net revenues for the full year of 2014 to grow 19% to 19.6%, slightly lower than the initial full year expectations the Company provided at the beginning of the year. The above forecast reflects the Company's current and preliminary view, which is subject to change.

Change of Board Member

China Lodging Group announced that the resignation of Mr. Yongjian Sun, a director of the Board, effective on October 30, 2014. Ms. Qionger Jiang has been appointed as a director, effective on October 30, 2014. Jiang has been acting as the CEO and artistic director of SHANG XIA since 2008 and she is an internationally renowned designer. SHANG XIA is the first international famous Chinese luxury brand, in partnership with Hermes. Jiang received a Bachelor of Arts degree at designing school of Shanghai Tongji University, and continued her studies of furniture and interior design at the École nationale supérieure des Arts Décoratifs in Paris. In 2013, she also received "chevalier des arts et lettres" decoration from French president.

Conference Call

China Lodging Group's management will host a conference call at 8 p.m. ET, Wednesday, November 12, 2014 (or 9 a.m. on Thursday, November 13, 2014 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 2239 7667. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through November 19, 2014. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 2239 7667.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses and share-based compensation expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may,""should,""will,""expect,""plan,""intend,""anticipate,""believe,""estimate,""predict,""potential,""forecast,""project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings.These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.1380 on September 30, 2014 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company's ordinary shares.

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2013	September 30, 2014
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	397,435	849,522	138,404
Restricted cash	3,317	--	--
Short-term investments	--	60,900	9,921
Accounts receivable, net	74,646	101,196	16,487
Amounts due from related parties	658	15,560	2,535
Prepaid rent	363,581	371,804	60,574
Inventories	34,013	32,758	5,337
Other current assets	116,979	171,339	27,914
Deferred tax assets	51,759	51,759	8,433
Total current assets	1,042,388	1,654,838	269,605

Property and equipment, net	3,634,039	3,860,165	628,896
Intangible assets, net	101,845	101,962	16,612
Long-term investments	90,517	242,325	39,480
Goodwill	64,842	64,842	10,564
Other assets	184,013	190,372	31,015
Deferred tax assets	67,408	67,408	10,982
Total assets	5,185,052	6,181,912	1,007,154

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	--	300,000	48,876
Accounts payable	677,305	641,216	104,466
Amounts due to a related party	5,593	6,957	1,133
Salary and welfare payable	147,238	102,610	16,717
Deferred revenue	297,284	459,361	74,839
Accrued expenses and other current liabilities	249,185	288,798	47,051
Income tax payable	26,053	45,636	7,435
Deferred tax liabilities	151	151	25
Total current liabilities	1,402,809	1,844,729	300,542

Deferred rent	653,831	774,581	126,194
Deferred revenue	118,818	147,068	23,961
Amounts due to a related party	8,167	6,125	998
Other long-term liabilities	147,565	189,888	30,936
Deferred tax liabilities	26,071	26,071	4,248
Total liabilities	2,357,261	2,988,462	486,879

Equity:
Ordinary shares	182	183	30
Additional paid-in capital	2,315,083	2,362,780	384,942
Retained earnings	539,872	800,380	130,398
Accumulated other comprehensive loss	(39,384)	20,543	3,347
Total China Lodging Group, Limited shareholders' equity	2,815,753	3,183,886	518,717
Noncontrolling interest	12,038	9,564	1,558
Total equity	2,827,791	3,193,450	520,275
Total liabilities and equity	5,185,052	6,181,912	1,007,154

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	1,066,240	1,145,597	1,256,926	204,778
Manachised and franchised hotels	149,862	177,409	214,577	34,959
Total revenues	1,216,102	1,323,006	1,471,503	239,737
Less: business tax and related surcharges	(69,436)	(76,035)	(84,002)	(13,686)
Net revenues	1,146,666	1,246,971	1,387,501	226,051

Operating costs and expenses:
Hotel operating costs:
Rents	(320,902)	(380,711)	(382,417)	(62,303)
Utilities	(71,532)	(60,627)	(78,692)	(12,820)
Personnel costs	(166,141)	(189,653)	(206,731)	(33,680)
Depreciation and amortization	(117,688)	(134,206)	(142,767)	(23,260)
Consumables, food and beverage	(102,596)	(114,399)	(119,572)	(19,481)
Others	(44,355)	(49,264)	(53,080)	(8,648)
Total hotel operating costs	(823,214)	(928,860)	(983,259)	(160,192)
Selling and marketing expenses	(37,280)	(37,252)	(53,610)	(8,734)
General and administrative expenses	(68,762)	(78,280)	(99,520)	(16,214)
Pre-opening expenses	(52,438)	(50,072)	(44,983)	(7,329)
Total operating costs and expenses	(981,694)	(1,094,464)	(1,181,372)	(192,469)
Other operating income	6,101	5,743	(4,018)	(654)
Income from operations	171,073	158,250	202,111	32,928
Interest income	2,294	4,838	5,798	945
Interest expense	(198)	(320)	(631)	(103)
Other income (expense)	368	5,545	(316)	(52)
Foreign exchange gain (loss)	31	37	(25)	(4)
Income before income taxes	173,568	168,350	206,937	33,714
Income tax expense	(46,637)	(47,628)	(59,512)	(9,695)
Net income	126,931	120,722	147,425	24,019
Less: net loss (income) attributable to noncontrolling interests	(2,012)	3,522	2,174	354
Net income attributable to China Lodging Group, Limited	124,919	124,244	149,599	24,373
Other comprehensive income
Unrealized securities holding gains , net of tax	--	27,082	32,223	5,250
Foreign currency translation adjustments, net of tax	(314)	48	(606)	(99)
Comprehensive income	126,617	147,852	179,042	29,170
Comprehensive loss (income) attributable to the noncontrolling interest	(2,012)	3,522	2,174	354
Comprehensive income attributable to China Lodging Group, Limited	124,605	151,374	181,216	29,524

Earnings per share:
Basic	0.51	0.50	0.60	0.10
Diluted	0.50	0.49	0.59	0.10

Earnings per ADS:
Basic	2.04	2.00	2.40	0.39
Diluted	2.00	1.97	2.36	0.38

Weighted average number of shares used in computation:
Basic	245,222	248,339	249,552	249,552
Diluted	249,679	252,082	253,608	253,608

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income (loss)	126,931	120,722	147,425	24,019
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	8,920	6,915	15,891	2,589
Depreciation and amortization	120,333	136,972	145,568	23,716
Bad debt expenses	82	867	754	123
Deferred rent	57,119	46,216	35,514	5,786
Gain from disposal of property and equipment	--	--	2,836	462
Impairment loss	--	2,703	10,820	1,763
Investment income (loss)	88	(6,895)	666	109
Excess tax benefit from share-based compensation	(2,075)	(206)	(3,305)	(538)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	9,520	(1,986)	(10,057)	(1,638)
Prepaid rent	(16,375)	(11,765)	12,543	2,043
Inventories	3,284	1,584	(3,373)	(550)
Amounts due from related parties	--	3,397	--	--
Other current assets	(10,763)	(30,490)	(27,262)	(4,442)
Other assets	(9,023)	(7,052)	3,299	537
Accounts payable	(963)	1,739	11,243	1,832
Amounts due to a related party	(67)	316	514	84
Salary and welfare payables	(28,913)	28,101	(28,417)	(4,630)
Deferred revenue	45,549	78,325	72,265	11,773
Accrued expenses and other current liabilities	8,865	14,934	12,399	2,020
Income tax payable and receivable	25,467	28,845	23,778	3,874
Other long-term liabilities	12,318	14,052	15,946	2,598
Net cash provided by operating activities	350,297	427,294	439,047	71,530

Investing activities:
Purchases of property and equipment	(266,179)	(153,575)	(225,314)	(36,708)
Purchases of intangibles	(591)	(929)	(1,513)	(246)
Amount received as a result of government zoning	--	--	4,004	652
Acquisitions, net of cash received	(31,030)	(8,458)	(460)	(75)
Proceeds from disposal of subsidiary and branch	--	--	17,484	2,848
Purchase of long-term investments	--	(126,275)	(20,000)	(3,258)
Payment for shareholder loan to joint venture	--	(14,207)	(699)	(114)
Proceeds from sale of long-term investments	--	82,785	1,135	185
Purchase of short-term investments	(4,314)	--	(55,499)	(9,042)
Increase in restricted cash	1,300	1,000	755	123
Net cash used in investing activities	(300,814)	(219,659)	(280,107)	(45,635)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	6,037	484	1,427	233
Proceeds from short-term debt	60,000	--	--	--
Repayment of short-term debt	(60,000)	--	--	--
Repayment of funds advanced from noncontrolling interest holders	(1,089)	(400)	(580)	(94)
Acquisition of noncontrolling interest	--	(2,042)	--	--
Contribution from noncontrolling interest holders	--	--	7,000	1,140
Repayment to noncontrolling interest holders	(200)	--	--	--
Dividend paid to noncontrolling interest holders	(165)	(369)	(2,813)	(458)
Excess tax benefit from share-based compensation	2,075	206	3,305	538
Net cash provided by (used in) financing activities	6,658	(2,121)	8,339	1,359

Effect of exchange rate changes on cash and cash equivalents	(322)	47	(29)	(5)

Net increase in cash and cash equivalents	55,819	205,561	167,250	27,249
Cash and cash equivalents at the beginning of the period	297,984	476,711	682,272	111,155
Cash and cash equivalents at the end of the period	353,803	682,272	849,522	138,404

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended September 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	983,259	70.9%	2,142	0.2%	981,117	70.7%
Selling and marketing expenses	53,610	3.9%	286	0.0%	53,324	3.9%
General and administrative expenses	99,520	7.2%	13,463	1.0%	86,057	6.2%
Pre-opening expenses	44,983	3.2%	--	0.0%	44,983	3.2%
Total operating costs and expenses	1,181,372	85.2%	15,891	1.2%	1,165,481	84.0%
Income from operations	202,111	14.6%	15,891	1.2%	218,002	15.8%

	Quarter Ended September 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	160,192	70.9%	349	0.2%	159,843	70.7%
Selling and marketing expenses	8,734	3.9%	47	0.0%	8,687	3.9%
General and administrative expenses	16,214	7.2%	2,193	1.0%	14,021	6.2%
Pre-opening expenses	7,329	3.2%	--	0.0%	7,329	3.2%
Total operating costs and expenses	192,469	85.2%	2,589	1.2%	189,880	84.0%
Income from operations	32,928	14.6%	2,589	1.2%	35,517	15.8%

	Quarter Ended June 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	928,860	74.5%	1,263	0.1%	927,597	74.4%
Selling and marketing expenses	37,252	3.0%	201	0.0%	37,051	3.0%
General and administrative expenses	78,280	6.3%	5,451	0.4%	72,829	5.9%
Pre-opening expenses	50,072	4.0%	--	0.0%	50,072	4.0%
Total operating costs and expenses	1,094,464	87.8%	6,915	0.5%	1,087,549	87.3%
Income from operations	158,250	12.7%	6,915	0.5%	165,165	13.2%

	Quarter Ended September 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	823,214	71.8%	1,713	0.1%	821,501	71.7%
Selling and marketing expenses	37,280	3.2%	251	0.0%	37,029	3.2%
General and administrative expenses	68,762	6.0%	6,956	0.6%	61,806	5.4%
Pre-opening expenses	52,438	4.6%	--	0.0%	52,438	4.6%
Total operating costs and expenses	981,694	85.6%	8,920	0.7%	972,774	84.9%
Income from operations	171,073	15.0%	8,920	0.7%	179,993	15.7%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	124,919	124,244	149,599	24,373
Share-based compensation expenses	8,920	6,915	15,891	2,589
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	133,839	131,159	165,490	26,962

Earnings per share (GAAP)
Basic	0.51	0.50	0.60	0.10
Diluted	0.50	0.49	0.59	0.10

Earnings per ADS (GAAP)
Basic	2.04	2.00	2.40	0.39
Diluted	2.00	1.97	2.36	0.38

Adjusted earnings per share (non-GAAP)
Basic	0.55	0.53	0.66	0.11
Diluted	0.54	0.52	0.65	0.11

Adjusted earnings per ADS (non-GAAP)
Basic	2.18	2.11	2.65	0.43
Diluted	2.14	2.08	2.61	0.43

Weighted average number of shares used in computation
Basic	245,222	248,339	249,552	249,552
Diluted	249,679	252,082	253,608	253,608

	Quarter Ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	124,919	124,244	149,599	24,373
Interest income	(2,294)	(4,838)	(5,798)	(945)
Interest expenses	198	320	631	103
Income tax expense	46,637	47,628	59,512	9,695
Depreciation and amortization	120,333	136,972	145,568	23,716
EBITDA (non-GAAP)	289,793	304,326	349,512	56,942
Pre-opening expenses	52,438	50,072	44,983	7,329
Share-based Compensation	8,920	6,915	15,891	2,589
Adjusted EBITDA from operating hotels (non-GAAP)	351,151	361,313	410,386	66,860

	Quarter Ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	1,146,666	1,246,971	1,387,501	226,051
Less: Hotel operating costs	(823,214)	(928,860)	(983,259)	(160,192)
Hotel income (non-GAAP)	323,452	318,111	404,242	65,859

	China Lodging Group, Limited
Operational Data
	As of
	September 30,	June 30,	September 30,
	2013	2014	2014
Total hotels in operation:	1,341	1,669	1,849
Leased hotels	538	590	604
Manachised hotels	777	1,069	1,237
Franchised hotels*	26	10	8
Total hotel rooms in operation	144,494	179,186	197,674
Leased hotels	62,964	69,900	71,999
Manachised hotels	78,866	108,117	124,744
Franchised hotels*	2,664	1,169	931
Number of cities	232	270	282

* refers to franchised Starway hotels

	For the quarter ended
	September 30,	June 30,	September 30,
	2013	2014	2014
Occupancy rate (as a percentage)
Leased hotels	92.6%	91.1%	92.7%
Manachised hotels	95.3%	91.2%	92.4%
Blended	94.1%	91.2%	92.5%
Average daily room rate (in RMB)
Leased hotels	193	191	198
Manachised hotels	180	173	180
Blended	186	180	187
RevPAR (in RMB)
Leased hotels	179	174	184
Manachised hotels	171	158	166
Blended	175	164	173

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,
	2013	2014
Total	1,049	1,049
Leased hotels	476	476
Manachised hotels	573	573
Occupancy rate (as a percentage)	97.6%	96.1%
Average daily room rate (in RMB)	188	191
RevPAR (in RMB)	183	183

Hotel breakdown by brand

	Number of hotels in operation
	Net added	As of
	in Q3 2014	September 30, 2014
Economy hotels	157	1,687
HanTing Hotel	132	1,547
Leased hotels	7	496
Manachised hotels	125	1,051
Hi Inn	23	138
Leased hotels	--	41
Manachised hotels	23	97
Elan Hotel	2	2
Leased hotels	--	--
Manachised hotels	2	2
Midscale and upscale hotels	23	162
JI Hotel	15	111
Leased hotels	5	61
Manachised hotels	10	50
Starway Hotel	6	47
Leased hotels	1	3
Manachised hotels	7	36
Franchised hotels	(2)	8
Joya Hotel	2	3
Leased hotels	1	2
Manachised hotels	1	1
Manxin Hotels & Resorts	--	1
Leased hotels		1
Total	180	1,849

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	September 30,		September 30,			September 30,			September 30,
	2013	2014	2013	2014	yoy change	2013	2014	yoy change	2013	2014	yoy change
Economy hotels	1,001	1,001	179	178	-1%	183	185	1%	98%	96%	-2%
Leased hotels	450	450	178	177	-1%	185	186	0%	96%	95%	-1%
Manachised hotels	551	551	180	178	-1%	180	184	2%	100%	97%	-3%
Midscale hotels	48	48	258	282	9%	281	300	7%	92%	94%	2%
Leased hotels	26	26	279	310	11%	294	321	9%	95%	97%	2%
Manachised hotels	22	22	217	228	5%	252	256	1%	86%	89%	3%
Total	1,049	1,049	183	183	0%	188	191	2%	98%	96%	-2%
CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com